# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QumulusAI, Inc., CIK 0002084026
CUSIP: 74906Q102
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 817 W PEACHTREE STREET NW, SUITE 935, ATLANTA, Georgia (GA), 30308
Date of event which requires filing of this statement: 07/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002096718

## Reporting persons
- Aderhold Michael Houston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,677,512; shared voting power 0; sole dispositive power 5,677,512; shared dispositive power 0; aggregate amount beneficially owned 5,677,512 (17.3% of the class)
  Comment: The 5,677,512 shares noted above consists of 5,581,219 shares of Common Stock held directly by Michael Houston Aderhold. Also includes 96,293 shares held by MHA Technologies LLC. Michael Houston Aderhold has sole voting and dispositive power over the shares held by MHA Technologies LLC.
  
  The 17.3% noted above is based on 32,867,931 shares of Common Stock of the Issuer outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, dated July 14, 2026.

## Item 1. Issuer
Name of issuer: QumulusAI, Inc.
Address of issuer's principal executive offices: 817 W PEACHTREE STREET NW, SUITE 935, ATLANTA, GEORGIA, 30308.

## Item 2. Person Filing
Name of person filing: Michael Houston Aderhold
Address of principal business office or, if none, residence:
The principal address for Michael Houston Aderhold is:
817 W Peachtree Street NW, Suite 935
Atlanta, Georgia 30308
Citizenship: Michael Houston Aderhold is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Michael Houston Aderhold: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Michael Houston Aderhold's cover page and is incorporated herein by reference.
Percent of class: Michael Houston Aderhold: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Michael Houston Aderhold's cover page and is incorporated herein by reference.
Sole power to vote or to direct the vote: Michael Houston Aderhold: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Michael Houston Aderhold's cover page and is incorporated herein by reference.
Shared power to vote or to direct the vote: Michael Houston Aderhold: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Michael Houston Aderhold's cover page and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: Michael Houston Aderhold: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Michael Houston Aderhold's cover page and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: Michael Houston Aderhold: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of Michael Houston Aderhold's cover page and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Aderhold Michael Houston: /s/ Michael Houston Aderhold, Michael Houston Aderhold (07/27/2026)